UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended October 31, 2003 and the Period
Ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission File Number 1-1520

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GenCorp Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GenCorp Inc.
P.O. Box 537012
Sacramento, CA 95853-7012

GenCorp Retirement Savings Plan
Financial Statements and Supplemental Schedules
As of December 31, 2003, October 31, 2003 and October 31, 2002
and for the period from November 1, 2003 through December 31, 2003 and the year ended October 31, 2003

Report of Independent Auditors

The Administrative Committee
GenCorp Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of GenCorp Retirement Savings Plan as of December 31, 2003, October 31, 2003 and October 31, 2002, and the related statements of changes in net assets available for benefits for the period from November 1, 2003 through December 31, 2003 and for the year ended October 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, October 31, 2003 and October 31, 2002, and the changes in its net assets available for benefits for the period from November 1, 2003 through December 31, 2003 and for the year ended October 31, 2003, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003 and October 31, 2003, and late remittances for the period from November 1, 2003 through December 31, 2003 and the year ended October 31, 2003, and nonexempt transactions for the year ended October 31, 2003 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
April 21, 2004

GenCorp Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,	October 31,
	2003	2003	2002
Assets
Interest in the GenCorp Retirement Savings Plans Master Trust	$—	$—	$222,019,312
Investments	296,961,314	263,626,967	—
Contribution receivable:
Participant	8,342	371,463	314,246
Company	5,984	184,840	161,125

Net assets available for benefits	$296,975,640	$264,183,270	$222,494,683

See accompanying notes.

GenCorp Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Period from
	November 1, 2003
	through	Year Ended
	December 31, 2003	October 31, 2003
Additions
Contributions:
Participant	$2,673,144	$13,398,216
Company	1,301,429	6,583,508
Rollovers	137,971	451,810

	4,112,544	20,433,534
Investment income:
Net appreciation in fair value of investments	12,671,481	29,383,530
Interest and dividend income	1,327,912	4,473,604

	13,999,393	33,857,134
Participant Voluntary Transfers from General Dynamics’ Ordnance and Tactical Systems Retirement Investment Management Experience Plan (See Note 1)	—	9,326,244
Participant Voluntary Transfers from Atlantic Research Corporation Savings Plus Plan (See Note 1)	18,557,113	—

Total additions	36,669,050	63,616,912
Deductions
Benefits paid directly to participants	3,860,370	21,588,055
Administrative expenses	16,310	340,270

Total deductions	3,876,680	21,928,325

Net increase	32,792,370	41,688,587
Net assets available for benefits, beginning of period/year	264,183,270	222,494,683

Net assets available for benefits, end of period/year	$296,975,640	$264,183,270

See accompanying notes.

GenCorp Retirement Savings Plan

Notes to Financial Statements

December 31, 2003 and October 31, 2003

1. Description of the Plan

The following description of the GenCorp Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

GenCorp Inc. (the Company or the Plan Sponsor) established the Plan effective July 1, 1989. The Plan is a defined contribution plan covering substantially all eligible employees of the Company and participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 1, 2000, the Company established the GenCorp Retirement Savings Plan Master Trust (Master Trust) with Fidelity Management Trust Company (Fidelity) serving as trustee. The plans covered under the Master Trust agreement with Fidelity were the GenCorp Retirement Savings Plan and the GenCorp Bargaining Unit Employees’ Savings Plan.

Effective August 1, 2002, the GenCorp Bargaining Unit Employees’ Savings Plan merged into the GenCorp Retirement Savings Plan and became the “Bargaining Unit Employees’ Savings Program” (the Bargaining Unit Program) of the GenCorp Retirement Savings Plan. Concurrently with this merger, the Master Trust became a single-plan trust named the GenCorp Retirement Savings Plan Trust. Differences in participant contribution levels, company matching levels and expense reimbursements for the Bargaining Unit Program as compared to the remainder of the Plan are discussed below. The Bargaining Unit Program covers collectively-bargained employees at the Company’s Batesville, Arkansas and Wabash, Indiana facilities.

Effective November 1, 2003, the Plan was amended to change the Plan Year (Fiscal Year) to the twelve months ending December 31. As a result, there is a short Plan Year from November 1, 2003 to December 31, 2003.

In October 2003, Aerojet-General Corporation (Aerojet), a subsidiary of the Company, acquired substantially all of the assets of the propulsion business of Atlantic Research Corporation (ARC), a subsidiary of Sequa Corporation. In November and December 2003, employees of the acquired ARC business voluntarily directed transfers of $18,557,113 in account balances, including $985,780 in participant loans, from the Atlantic Research Corporation Savings Plus Plan to the Plan.

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

General (continued)

In 2002, Aerojet acquired the assets of the General Dynamics’ Ordnance and Tactical Systems Space Propulsion and Fire Suppression business (Redmond, Washington operations). In February 2003, employees of the acquired Redmond, Washington operations voluntarily directed transfers of $9,326,244 in account balances, including $224,113 in participant loans, from the General Dynamics’ Ordnance and Tactical Systems Retirement Investment Management Experience Plan to the Plan.

Contributions

Plan participants, other than participants covered by the Bargaining Unit Program: Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis, from 1% up to 16% of their eligible compensation as defined by the Plan document through December 31, 2003. Beginning January 1, 2004, the maximum contribution percentage increased from 16% to 50%. Contributions must be made in 1% increments. Pre-tax contributions are subject to annual deductibility limits specified under the Internal Revenue Code (Code). Participants may direct employee contributions to any of the Plan’s investment alternatives. The Company makes matching contributions equal to 100% of the first 3% of participants’ compensation contributed and 50% of the next 3% of compensation contributed. Company matching contributions are directed to the GenCorp Stock Fund.

Plan participants covered by the Bargaining Unit Program: Collectively-bargained employees at the Company’s Wabash, Indiana facility who participate in the Bargaining Unit Program may elect to contribute from $2.00 per week to $90.00 per week on a pre-tax basis, after-tax basis, or a combination of both. Contributions must be made in two-dollar increments. The Company makes matching contributions of $0.25 for each $1.00 up to the first $30.00 of the participants’ weekly compensation contributed. Wabash participants may direct employee and employer contributions to any of the Plan’s investment alternatives.

Collectively-bargained employees at the Company’s Batesville, Arkansas facility who participate in the Bargaining Unit Program (Batesville Participants) may elect to contribute on a pre-tax or after-tax basis, a maximum of 16% of eligible compensation as defined by the Plan document. Participants may direct employee contributions to any of the Plan’s investment alternatives. The Company makes a matching contribution of 25% of the first 6% contributed by the participant, and the matching contributions are directed to the GenCorp Stock Fund.

All participants may also contribute amounts representing distributions from other qualified plans to the Plan.

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, and (b) Plan earnings (losses). Except for participants in the Bargaining Unit Program, participants’ accounts are also charged with an allocation of certain administrative expenses (see “Administration Expenses” below). Administrative expense allocations are based on participant account balances.

Forfeited balances, including terminated participants’ nonvested accounts, are used to either reduce the cash payment of Company matching contribution, or to offset administrative expenses. The forfeited balances were $0, $19,671 and $17,774 as of December 31, 2003, October 31, 2003 and October 31, 2002, respectively.

Vesting

Plan participants, other than participants covered by the Bargaining Unit Program: A participant’s interest in his or her rollover contributions, if any, and employee contributions that a participant has made are at all times vested and not subject to forfeiture. A participant’s interest in the matching contributions made for his or her benefit is at all times vested and not subject to forfeiture, except such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Code or other applicable provisions of law.

Plan participants covered by the Bargaining Unit Program: For participants in the Bargaining Unit Program, any employee contributions made are at all times vested and not subject to forfeiture. Matching contributions are 100% vested upon the completion of two years of service with the Company. A participant becomes fully vested in matching contributions without regard to years of service on the date of his or her 65th birthday, disability, layoff or death.

Participant Loans

Certain participants may borrow a minimum loan amount of $1,000 up to 50 percent of their account balance, but not more than $50,000. Eligible participants may have two loans outstanding at any given time, except Batesville Participants may have only one loan outstanding. Account balances attributable to company matching contributions are not available for loans, but are included in computing the maximum loan amount. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. A participant’s loan is secured by the balance in his account and bears interest at a rate of one percent above the prevailing prime rate. Principal and interest is paid ratably through payroll deductions.

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

In-Service Withdrawals

For Company matching contributions invested in the GenCorp Stock Fund and made prior to January 1, 2004, participants who are active employees of the company can elect a voluntary in-service withdrawal of their plan shares after 24 months from the date of the matching contribution to the Plan. In-service withdrawals will no longer be allowed for company matching contributions made after December 31, 2003.

Payment of Benefits

A participant’s benefit is limited to his or her vested account balance. Distribution of the vested value of the participant’s account will be made available, in the form of full or partial lump sum payments, upon termination of employment, financial hardship, or death.

Administrative Expenses

Expenses incurred in connection with the purchase or sale of securities are paid from the Plan assets. Except for the Bargaining Unit Program, all legal, accounting, and other administrative costs of the Plan are paid by the Company but reimbursed by the Plan. All such costs of the Bargaining Unit Program are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, all participants will be 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at period end. Investment in the common/collective trust is valued based upon the quoted redemption value of units owned by the Plan at period end. The money market fund is valued at cost plus accrued interest, which approximates fair value. GenCorp Inc. common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Sponsor, who is a fiduciary of the Plan, to make estimates, assumptions and valuations that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

3. Nonparticipant-Directed Investments

The GenCorp Inc. common stock fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the funds contain balances that are nonparticipant-directed, the entire balances in the funds are considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,	October 31,
	2003	2003	2002
Net Assets
Money market funds	$960,598	$964,238	$810,353
GenCorp Inc. common stock	50,681,832	44,436,090	32,550,470

Total	$51,642,430	$45,400,328	$33,360,823

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

3. Nonparticipant-Directed Investments (continued)

	Period from
	November 1, 2003
	through	Year Ended
	December 31, 2003	October 31, 2003
Changes in net assets:
Interest and dividend income	$5,322	$43,407
Net realized and unrealized appreciation in fair value of investments	6,099,789	7,151,958
Company contributions	1,471,984	6,522,442
Participant contributions	135,678	818,544
Rollover	8	12,314
Benefits paid directly to participants	(957,090)	(2,894,294)
Transfer in from Atlantic Research Corporation Savings Plus Plan (See Note 1)	8,046	—
Administrative expenses	(2,341)	(1,855)
Transfer (to) from other investment fund options	(519,294)	386,989

	$6,242,102	$12,039,505

4. Investments in the GenCorp Retirement Savings Plans Master Trust

Effective December 1, 2000, the Company established the GenCorp Retirement Savings Plans Master Trust with Fidelity serving as trustee. The plans covered under the master trust agreement with Fidelity were the GenCorp Retirement Savings Plan and, until August 1, 2002, the GenCorp Bargaining Unit Employees’ Savings Plan. When the GenCorp Bargaining Unit Employees Savings Plan was merged into the GenCorp Retirement Savings Plan on August 1, 2002, the Master Trust became a single-plan trust as reflected by an amendment dated October 31, 2003.

Participation by the Plan’s funds in the Master Trust funds was increased or decreased by the purchase or redemption of units of participation at the unit value established at the end of the day on which the purchase or redemption of units occurred. Income, administrative expenses, and gains and losses were allocated among the Plans based on their proportionate dollar interest in the Master Trust. At October 31, 2003 and 2002, the Plan’s interest in the net assets of the Master Trust was approximately 0% and 100%, respectively.

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

4. Investments in the GenCorp Retirement Savings Plans Master Trust (continued)

Financial information for the Master Trust funds is as follows:

October 31, 2002
Investments at fair value as determined by quoted market price:
Cash, cash equivalents, money market funds and sales pending settlement	$7,583,646
Common stocks	288,457
Common/collective trusts	130,576,061
Shares of registered investment companies	45,746,967
GenCorp Inc. common stock	32,550,470
Investments at estimated fair value:
Participant notes receivable	5,273,711

$222,019,312

5. Investments

All investment information disclosed in the accompanying financial statements and schedules, including investments held at December 31, 2003 and October 31, 2003, and net appreciation in fair value of investments and interest and dividends for the period from November 1, 2003 through December 31, 2003 and for the year ended October 31, 2003, were obtained or derived from information supplied to the plan administrator and certified as complete and accurate by Fidelity Management Trust Company.

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31, 2003			October 31, 2003
Fidelity Freedom Income Fund	$	*	*	$13,464,152
Fidelity Managed Income Portfolio II Class 2		77,239,593		65,906,366
Fidelity US Equity Index Pool		74,160,023		69,487,578
GenCorp Inc. common stock*		50,681,832		44,436,090

*	Nonparticipant-directed

**	Fair value of investment was less than 5% of the fair value of the plan’s net assets at December 31, 2003

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

5. Investments (continued)

During the period from November 1 through December 31, 2003 and the year ended October 31, 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Period from
	November 1, 2003
	through	Year Ended
	December 31, 2003	October 31, 2003
Net appreciation in fair value of investments:
Common stocks	$29,126	$106,181
Common/collective trusts	4,295,554	12,040,075
Shares of registered investment companies	2,247,011	10,085,350
GenCorp Inc. common stock	6,099,790	7,151,924

	$12,671,481	$29,383,530

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 12, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

7. Nonexempt Transactions

Late Remittances

During the plan year ended October 31, 2003, the Company and the U.S. Department of Labor (DOL) agreed that certain participant contributions and loan repayments withheld from participants’ compensation were not remitted to the Plan’s trust as soon as they could be reasonably segregated from the Company’s general assets. This practice occurred over a period of time from November 30, 2000 to October 31, 2002. The aggregate amount of these contributions and loan repayments over the two-year period was $5,362,029. The DOL calculated $9,610 in interest due to the Plan, and the Company remitted that amount to the Plan’s trust on February 28, 2003.

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

7. Nonexempt Transactions

Late Remittances (continued)

Certain employees over age 50 voluntarily elected additional employee pre-tax contributions as allowed under IRC 414(v). In two of the Company’s locations, certain of these additional contributions in the amount of $6,730 were withheld from participants’ pay during December 2002 through December 2003 and were not remitted to the Plan as soon as they could be reasonably segregated from the Company’s general assets. Total amount of $4,730 and $2,000 were remitted in June 2003 and February 2004, respectively. Any interest will be calculated and remitted to the Trust as soon as possible.

Inappropriate Payment of Administrative Expenses

The DOL also completed a review of administrative expenses during the plan year ended October 31, 2003 and concluded that certain administrative expenses paid by the Plan were not permitted by the plan document. These expenses were the sole responsibility of the Company and represented an inappropriate transfer of Plan assets to the Plan Sponsor. This practice occurred over a period of time from September 1, 1998 to August 1, 2002. The aggregate amount of these administrative expenses over the four-year period was $17,910. The DOL calculated $6,232 in interest due to the Plan, and the Company reimbursed the expenses and paid the interest to the Plan on February 28, 2003.

8. Concentration and Transactions in GenCorp Common Stock

Transactions in shares of GenCorp common stock qualify as party-in-interest transactions under the provisions of ERISA. During the period from November 1, 2003 through December 31, 2003, the Plan made purchases of approximately $1.6 million and sales of approximately $1.3 million of GenCorp common stock. During the year ended October 31, 2003, the Plan made purchases of approximately $7.8 million and sales of approximately $2.7 million of GenCorp common stock. At December 31, 2003 and October 31, 2003, the Plan held 4,705,834 and 4,692,301 shares of GenCorp common stock, respectively, representing approximately 17% of the total net assets of the Plan at December 31, 2003 and October 31, 2003.

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

9. Subsequent Events

Beginning January 1, 2004, Plan participants may elect to transfer their interest in new matching contributions from the GenCorp Stock Fund to any investment alternative in the Plan. Beginning April 1, 2004, plan participants may elect to transfer their interest in all of their matching contributions from the GenCorp Stock Fund to any investment alternative in the Plan.

Supplemental

Schedules

GenCorp Retirement Savings Plan

EIN 34-024000, Plan #334

Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended October 31, 2003

(c)
	(b)	Description of Transactions,
	Relationship to Plan,	Including Maturity Date, Rate of
(a)	Employer, or Other	Interest, Collateral, Par or
Identity of Party Involved	Party-In-Interest	Maturity Value
GenCorp Inc.	Employer/Plan Sponsor	Administrative expenses of $17,910 were incorrectly paid by the Plan and represented an inappropriate transfer of Plan assets to the Plan Sponsor over a four-year period from September 1, 1998 to August 1, 2002. Payment of $17,910 and interest of $6,232 were remitted to the Plan on February 28, 2003.

Note: Columns (d) through (j) are not applicable.

GenCorp Retirement Savings Plan

EIN 34-024000, Plan #334

Schedule H, Part IV, Line 4a – Schedule of Late Remittances

Period from November 1, 2003 through December 31, 2003

(b)
(a)	Relationship to Plan,	(c)			(j)
Identity of Party	Employer, or Other	Description of	(h)	(i)	Net Gain (repaid
Involved	Party-In-Interest	Transactions	Cost of Asset	Current Value of Asset	interest)
GenCorp Inc.	Employer/Plan Sponsor	Loan to the employer in the form of late remittance of participant contributions from November 2003 through December 2003. Total amounts were remitted to the Plan on February 2, 2004.	$2,000	$2,000	$ *

* The plan sponsor is in the process of determining the applicable interest in order to fully correct the late remittance.

Columns (d) – (g) are not applicable.

GenCorp Retirement Savings Plan

EIN 34-024000, Plan #334

Schedule H, Part IV, Line 4a – Schedule of Late Remittances

Year ended October 31, 2003

	(b)
(a)	Relationship to Plan,			(i)	(j)
Identity of Party	Employer, or Other	(c)	(h)	Current Value of	Net Gain (repaid
Involved	Party-In-Interest	Description of Transactions	Cost of Asset	Asset	interest)
GenCorp Inc.	Employer/Plan Sponsor	Loan to the employer in the form of late remittance of participant contributions and loan repayments over a two-year period from November 30, 2000 to October 31, 2002. Total amount was remitted to the Plan on February 28, 2003.	$5,362,029	$5,362,029	$9,610

GenCorp Inc.	Employer/Plan Sponsor	Loan to the employer in the form of late remittance of participant contributions from December 2002 through May 2003. Total amount was remitted to the Plan on June 23, 2003.	4,730	4,730	*

*	The plan sponsor is in the process of determining the applicable interest in order to fully correct the late remittance.

Columns (d) – (g) are not applicable.

GenCorp Retirement Savings Plan

EIN 34-024000, Plan #334

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2003

		(c)
		Description of Investment
	(b)	including Maturity Date, Rate
	Identity of Issue, Borrower, Lessor,	of Interest, Collateral, Par, or	(d)	(e)
(a)	or Similar Party	Maturity Value	Cost	Current Value
	Participant-directed investments:
	Registered investment companies:
	Morgan Stanley Dean Witter Institutional Fund Small Company Growth Portfolio Class B	258,455 shares	**	$2,698,273
*	Fidelity Equity Income	112,849 shares	**	5,614,255
*	Fidelity Growth Company	182,029 shares	**	9,114,202
*	Fidelity Investment Grade Bond	1,220,558 shares	**	9,215,211
*	Fidelity Low Priced Stock	325,004 shares	**	11,368,655
*	Fidelity Diversified International	450,991 shares	**	10,877,912
*	Fidelity Mid-Cap Stock	295,177 shares	**	6,366,973
*	Fidelity Freedom Income	1,224,998 shares	**	13,585,226
*	Fidelity Freedom 2000	54,157 shares	**	637,966
*	Fidelity Freedom 2010	180,307 shares	**	2,347,596
*	Fidelity Freedom 2020	237,277 shares	**	3,089,346
*	Fidelity Freedom 2030	93,434 shares	**	1,209,969
*	Fidelity Freedom 2040	41,269 shares	**	311,992
	Common/collective trust funds:
*	Fidelity Managed Income Portfolio II Class 2	77,239,593 units	**	77,239,593
*	Fidelity US Equity Index Pool	2,196,033 units	**	74,160,023
	Money market funds:
*	Fidelity Retirement Money Market Fund	10,634,785 shares	**	10,634,785
	Participant-directed brokerage accounts:
*	Brokerage Link	Various investments	**	1,010,690
*	Participant loans	Interest rates from 5% to 10.5%, maturing through 2012	**	5,836,217

GenCorp Retirement Savings Plan

EIN 34-024000, Plan #334

Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)

December 31, 2003

		(c)
		Description of Investment
		including Maturity Date, Rate
	(b)	including Maturity Date, Rate
	Identity of Issue, Borrower, Lessor,	of Interest, Collateral, Par, or	(d)	(e)
(a)	or Similar Party	Maturity Value	Cost	Current Value
	Non-participant directed investments:
*	GenCorp Inc. common stock	4,705,834 shares	$39,385,439	$50,681,832
*	Fidelity Institutional Cash Portfolio	960,598 units	**	960,598

	Total investments			$296,961,314

*	Indicates a party-in-interest to the Plan

**	Cost information is not provided as investments are participant-directed

GenCorp Retirement Savings Plan

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

EIN 34-024000, Plan #334

October 31, 2003

		(c)
		Description of Investment
	(b)	including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	(e)
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Current Value
	Participant-directed investments:
	Registered investment companies:
	Morgan Stanley Dean Witter Institutional Fund Small Company Growth Portfolio Class B	190,154 shares	**	$1,931,966
*	Fidelity Equity Income	95,542 shares	**	4,478,994
*	Fidelity Growth Company	160,232 shares	**	7,873,803
*	Fidelity Investment Grade Bond	1,216,506 shares	**	9,160,289
*	Fidelity Low Priced Stock	281,008 shares	**	9,329,471
*	Fidelity Diversified International	432,115 shares	**	9,662,087
*	Fidelity Mid-Cap Stock	272,534 shares	**	5,674,168
*	Fidelity Freedom Income	1,215,176 shares	**	13,464,152
*	Fidelity Freedom 2000	58,064 shares	**	681,675
*	Fidelity Freedom 2010	134,986 shares	**	1,742,670
*	Fidelity Freedom 2020	173,169 shares	**	2,192,318
*	Fidelity Freedom 2030	49,295 shares	**	613,723
*	Fidelity Freedom 2040	29,123 shares	**	211,430
	Common/collective trust funds:
*	Fidelity Managed Income Portfolio II Class 2	65,906,366 units	**	65,906,366
*	Fidelity US Equity Index Pool	2,184,457 units	**	69,487,578
	Money market funds:
*	Fidelity Retirement Money Market Fund	10,155,175 shares	**	10,155,175
	Participant-directed brokerage accounts:
*	Brokerage Link	Various investments	**	885,041
*	Participant loans	Interest rates from 5% to 10.5%, maturing through 2012	**	4,775,733

GenCorp Retirement Savings Plan

EIN 34-024000, Plan #334

Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)

October 31, 2003

		(c)
		Description of Investment
	(b)	including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	(e)
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Current Value
	Non-participant directed investments:
*	GenCorp Inc. common stock	4,692,301 shares	$38,973,433	$44,436,090
*	Fidelity Institutional Cash Portfolio	964,238 units	**	964,238

	Total investments			$263,626,967

*	Indicates a party-in-interest to the Plan

**	Cost information is not provided as investments are participant-directed

Pursuant to the requirements of the Securities Exchange Act of 1934, GenCorp Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GENCORP RETIREMENT SAVINGS PLAN

Date: April 28, 2004	By	/s/	Yasmin R. Seyal

Yasmin R. Seyal
Senior Vice President and Chief Financial Officer